3/16/2004

SECUR 04002082 IMISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
~~8-82232~~ 8-52232

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

FEB 2 5 2004

REPORT FOR THE PERIOD BEGINNING January 1, 2003 (MM/DD/YY) AND ENDING December 31, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Fortis Investment Services LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

520 Madison Avenue
(No. and Street)

New York (City) NY (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Danille L. D'Agostino (212) 418-8796
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

737 3rd Avenue (Address) New York (City) NY (State) 10017 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

PROCESSED
MAR 17 2004
THOMSON FINANCIAL

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Oleh Wlasenko, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Fortis Investment Services LLC, as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer/Financial Operating Offi

Title

Notary Public

JOSEPH A. FRANZESE
Notary Public, State of New York
No. 43-4835970
Qualified In Richmond County
Commission Expires June 30, 2007

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent auditor's report on internal control required by Securities and Exchange Commission's Rule 17a-

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FORTIS INVESTMENT SERVICES LLC
(A Wholly Owned Subsidiary of FSI Holdings Inc.)

Table of Contents

KPMG

KPMG LLP
345 Park Avenue
New York, NY 10154

Independent Auditors' Report

The Board of Directors
Fortis Investment Services LLC:

We have audited the accompanying statement of financial condition of Fortis Investment Services LLC (the Company), a wholly owned subsidiary of FSI Holdings Inc., as of December 31, 2003. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Fortis Investment Services LLC as of December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

February 9, 2004

FORTIS INVESTMENT SERVICES LLC
(A Wholly Owned Subsidiary of FSI Holdings Inc.)

Statement of Financial Condition

December 31, 2003

Assets

Cash and cash equivalents	$ 6,810,264
Cash and securities segregated under federal and other regulations	27,217,169
Securities owned, at market value	235,084,473
Securities purchased under agreements to resell	10,781,111,266
Securities borrowed	5,329,273,850
Secured demand note with FFS	100,000,000
Receivable from broker-dealers and clearing organizations	444,001,408
Interest and dividends receivable	23,634,832
Deposits with clearing organizations	4,414,091
Other assets	11,401,435
Total assets	$ 16,962,948,788

Liabilities and Member's Capital

Liabilities:	
Securities sold under agreements to repurchase	$ 10,965,330,569
Securities loaned	4,971,588,027
Borrowings	481,921,000
Payable to broker-dealers and clearing organizations	333,000,537
Interest and dividends payable	22,400,646
Other liabilities	24,971,709
Total liabilities	16,799,212,488
Subordinated borrowing with FFS	100,000,000
Member's capital:	
Member's capital	50,150,000
Retained earnings	13,586,300
Total member's capital	63,736,300
Total liabilities and member's capital	$ 16,962,948,788

See accompanying notes to statement of financial condition.

(1) Organization

Fortis Investment Services LLC (the "Company") is a wholly owned subsidiary of FSI Holdings Inc. ("the Parent"), which is a wholly owned subsidiary of Fortis Financial Services LLC ("FFS"). FFS is a wholly owned subsidiary of Fortis Bank S.A./N.V., Brussels. The Company is a limited liability company incorporated in the state of Delaware.

The Company is a broker/dealer registered under the Securities and Exchange Commissions ("SEC") and is a member of the National Association of Securities Dealers, Inc. ("NASD").

On January 20, 2004, the Company filed for approval from the NASD to change its ownership structure. Subject to regulatory approval, FSI Holdings Inc. will become a wholly owned subsidiary of Fortis Capital Corporation, which is a wholly owned subsidiary of Fortis Bank SA/NV. Upon approval, FSI Holdings will no longer be a subsidiary of FFS.

(2) Significant Accounting Policies

(a) Basis of Presentation

The Company's financial statements are prepared in accordance with accounting principles generally accepted in the United States of America and prevailing industry practice, both of which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(b) Cash and Cash Equivalents

The Company defines cash equivalents to be highly liquid investments, with original maturities of less than ninety days, which may include federal funds sold on an overnight basis.

(c) Income Taxes

Current tax consequences of all transactions that have been recognized in the financial statements are reflected at currently enacted income tax rates.

(d) Collateralized Transactions

(i) Securities Purchased Under Agreements to Resell and Securities Sold Under Agreements to Repurchase

Purchases of securities under agreements to resell (reverse repurchase agreements) and sales of securities under agreements to repurchase (repurchase agreements) are accounted for as collateralized financing transactions and are recorded at their contracted resale or repurchase amounts on a trade date basis. Due to the highly liquid nature of the underlying collateral (primarily U.S. government and government agency securities) and the short-term maturity of these agreements, contractual amounts approximate fair value. It is the policy of the Company to take possession of securities in order to collateralize reverse repurchase agreements. The

collateral value, including accrued interest, is monitored daily and additional collateral is obtained when appropriate to protect the Company in the event of default by the counterparty.

Reverse repurchase agreements are reported net by counterparty, when applicable, pursuant to the provisions of Financial Accounting Standards Boards Interpretation 41, *Offsetting of Amounts Related to Certain Reverse Repurchase and Repurchase Agreements* ("FIN 41").

(ii) Securities Borrowed and Loaned Transactions

Securities borrowed and securities loaned transactions are generally reported as collateralized financings. These transactions are recorded on a trade date basis at the contracted amount (the amount of cash or other collateral advanced or received) and involve the receipt or delivery of equity and debt securities.

Securities borrowed transactions require the Company to deposit cash, letters of credit or other collateral with the lender in excess of the market value of the securities borrowed. With respect to securities loaned, the Company receives cash or other collateral in an amount generally in excess of the market value of the securities loaned.

(e) Fair Value of Financial Instruments

Financial Accounting Standards Board Statement No. 107, *Disclosure About Fair Value Instruments*, requires the disclosure of fair value information about financial instruments, whether or not recognized in the statement of financial condition, for which it is practicable to estimate that value. At December 31, 2003, the fair value of the Company's financial instruments was not materially different from their respective carrying value.

(f) Securities Transactions

Securities owned are reflected in the statement of financial condition on a trade-date basis and are stated at market or fair value with unrealized gains and losses reflected in other revenue in the statement of income.

(3) Receivable from and Payable to Broker-Dealers and Clearing Organizations

Amounts receivable from and payable to broker-dealers and clearing organizations at December 31, 2003, consist of the following:

	Receivable	Payable
Securities failed-to-deliver/receive	$ 443,896,401	257,129,363
Receivable/payable to broker-dealers	105,007	49,839,171
Payable to clearing organizations	—	26,032,003
	$ 444,001,408	333,000,537

(4) Securities Owned and Sold, Not Yet Purchased

Marketable securities owned consist of trading and investment securities at market value, as follows:

	Owned
Debt Securities	$ 235,084,473
	$ 235,084,473

(5) Related Party Transactions

The Company has several transactions with its affiliates. These transactions and the effect thereof on the accompanying financial statements may not necessarily be indicative of the effect that might have resulted from dealings with nonaffiliated parties.

At December 31, 2003, the Company reported a balance due to FFS of approximately $1.96 million included in other liabilities in the statement of financial condition for services received.

The Company also enters into several transactions with its affiliates including securities lending, financing, and clearing activities. At December 31, 2003, the Company reported securities borrowed and loaned positions with an affiliate in amount of approximately $3.76 million and $2.54 billion, respectively. These balances are included in securities borrowed and securities loaned, respectively, in the statement of financial condition. The Company also reported reverse repurchase and repurchase agreements with its affiliates for approximately $5.63 billion and $6.39 billion, respectively, which is reflected as securities purchased under agreements to resell and securities sold under agreement to repurchase in the statement of financial condition.

The Company also had unsecured borrowings with its affiliates in the amount of $475.08 million included in borrowings in the statement of financial condition as of December 31, 2003.

(6) Borrowings

At December 31, 2003, the Company has borrowings totaling $481.92 million. Included in this amount are unsecured loans with its affiliates totaling $475.08 million. The residual balance is secured by collateral.

(Continued)

(7) Subordinated Borrowings

At December 31, 2003, the subordinated borrowings consist of a secured demand note executed by FFS in the amount of $100 million due June 22, 2005. The secured demand noted is collateralized by securities pledged by FFS to the Company with a value of $156 million as of December 31, 2003. The secured demand note is covered by an agreement approved by the NASD, and is thus available in computing net capital pursuant to the Securities and Exchange Commission Uniform Net Capital Rule ("SEC Rule 15c3-1"). On August 18, 2003, the NASD approved an amendment to this agreement extending the maturity date to June 22, 2005.

(8) Employee Benefit Plans

The Company participates in the Fortis Americas 401(k) Plan (the Plan). As defined in the Plan, any employee who has completed 6 months of service and has reached the age of 21 is eligible to fully participate in the Plan and can contribute between 1% and 20% of their eligible compensation. The Company will match 100% those contributions up to 4% of eligible compensation. The Company also provides a profit sharing contribution to all eligible employees even if the employee does not contribute to the Plan that is equal to 2% of their eligible compensation. The employee and employer contributions are subject to certain limitations as defined in the Plan as well as federal tax law.

(9) Regulatory Requirements

The Company is subject to the SEC Rule 15c3-1, which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, as permitted by the SEC Rule 15c3-1, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit balances arising from customer transactions, as defined. Additionally, equity capital may not be withdrawn or cash dividends paid if the resulting net capital would be less than 5% of aggregate debits. At December 31, 2003, the Company had net capital of approximately $115.7 million, which was approximately $115.5 million in excess of required net capital of $250,000.

The Company is also subject to the Securities and Exchange Commission's Customer Protection Rule ("SEC Rule 15c3-3"), which requires, under certain circumstances, that cash or securities be deposited into a special reserve bank account for the exclusive benefit of customers and for the proprietary accounts of introducing brokers. At December 31, 2003, the Company had qualified securities with a market value of $27.2 million segregated in a special reserve bank account. This amount is comprised of $21.4 million segregated for the exclusive benefit of customers and $5.8 million segregated for the proprietary accounts of introducing brokers.

KPMG

KPMG LLP
345 Park Avenue
New York, NY 10154

Independent Auditors' Report on Internal Control
Pursuant to SEC Rule 17a-5

The Board of Directors of
Fortis Investment Services LLC:

In planning and performing our audit of the financial statements of Fortis Investment Services LLC (the Company), for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (the SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e).

2. Making quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

4. Obtaining and maintaining physical possession or control of all fully paid excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is

subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives, in all material respects, indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the SEC's objectives.

This report is intended solely for the use of the board of directors, management, the SEC, the National Association of Security Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 9, 2004